UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the Ameren Corporation Savings Investment Plan St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Ameren Corporation Savings Investment Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of Ameren Corporation Savings Investment Plan financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan’s auditor since 2014.

Oakbrook Terrace, Illinois

June 25, 2025

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value	$2,942,487,062	$2,660,380,131
Investments, at contract value	232,921,178	279,508,796

Total investments	3,175,408,240	2,939,888,927

Receivables
Notes receivable from participants	39,710,984	36,881,734
Participant contributions	3,146,600	2,720,436
Employer contributions	3,743,797	3,784,417
Dividends and interest	560,386	523,195
Due from brokers for securities sold	5,060,244	8,276,643

Total receivables	52,222,011	52,186,425

Total assets	3,227,630,251	2,992,075,352

Liabilities
Accrued expenses	499,133	587,828
Due to brokers for securities purchased	7,355,645	6,884,077

Total liabilities	7,854,778	7,471,905

Net assets available for benefits	$3,219,775,473	$2,984,603,447

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2024 and 2023

	2024	2023
Additions:
Investment Income
Interest and dividends	$33,836,451	$30,560,809
Net appreciation in fair value of investments	390,470,586	319,654,369

Total income	424,307,037	350,215,178
Interest on notes receivable from participants	2,659,265	1,891,143
Participant contributions	135,592,244	135,285,765
Employer contributions	48,651,827	55,018,432

Total additions	611,210,373	542,410,518

Deductions:
Benefits paid to participants	372,529,222	309,385,348
Administrative expenses	3,509,125	3,517,963

Total deductions	376,038,347	312,903,311

Net increase	235,172,026	229,507,207
Net assets available for benefits
Beginning of year	2,984,603,447	2,755,096,240

End of year	$3,219,775,473	$2,984,603,447

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Summary Plan Description for the Plan for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the opportunity to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Ameren Administrative Committee has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company (“Fidelity”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate in the Plan upon employment. Part-time or temporary employees are eligible to participate in the Plan upon completion of a year of service with at least 1,000 hours of service; or effective January 1, 2021, if they have completed 500 hours of employment annually over any three consecutive year period that begins on or after January 1, 2021; or, effective January 1, 2025, if they complete 500 hours of employment annually over any two consecutive year period that begins on or after January 1, 2023.

Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment, they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the Participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percentage of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contributions depends on the Participant’s employment classification and for contract employees, is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full match during such year.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

The Plan permits annual “catch-up” contributions for all employees age 50 and older. For eligible employees, the additional “catch-up” contributions were limited to $7,500 in 2024 and 2023. The Company does not match “catch-up” contributions.

The Plan permits the Company to make an Additional Company Contribution for contract employees in compliance with a collective bargaining agreement with the specific union representing the Participants. Additional Company Contributions will always be 100% vested and nonforfeitable, and will otherwise be subject to the same distribution, loan and withdrawal restrictions as apply to Employer Basic Matching Contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including the Ameren Stock Fund. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund. Participant contributions and Employer Basic Matching Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Employer Additional Matching Contributions invested in the Ameren Stock Fund may be immediately reallocated to any of the other investment options available under the Plan at the participants’ discretion. Investment elections may be changed daily.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s matching contributions and (b) Plan earnings. Each Participant’s account is charged with benefits paid, and an allocation of (a) Plan losses and (b) administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

The Plan imposes certain restrictions on participant directed investments into the Ameren Stock Fund. Allocations (other than the Employee Additional Matching Contributions) to the Ameren Stock Fund are limited to 20 percent for both contributions and existing balances. No more than 20 percent of contributions other than the Employee Additional Matching Contributions may be directed to the Ameren Stock Fund or, if rebalancing, the Ameren Stock Fund balance cannot exceed 20 percent of a participant’s total account balance. If a participant’s investments in the Ameren Stock Fund remains above 20 percent of his or her total account balance since September 1, 2019 (effective date of the restriction), then additional exchanges into the Ameren Stock Fund will not be permitted.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. As of December 31, 2024 and 2023, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

Vesting

The amounts in Participants’ accounts, including Company contributions, are always fully vested.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock.

Effective for Participants who reach age 72 in 2022, the Plan began making required minimum distributions (“RMD”) no later than April 1, 2023. On December 29, 2022, The Consolidated Appropriations Act of 2023 was enacted. The Act includes the retirement provisions referred to as SECURE 2.0. Beginning in 2023, the SECURE 2.0 Act raised the age that a participant must begin taking RMDs to age 73. Effective for Participants who reached age 72 in 2023 the Plan began making RMDs no later than April 1, 2025.

Participants may withdraw certain contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2024 and 2023. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and less administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately managed accounts (versus commingled funds). Also, revenue sharing payments that Fidelity receives from mutual funds are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market, and credit risks, which includes global events such as pandemics. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 11% and 10% of investments at December 31, 2024 and 2023, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

3.	Fair Value Measurements

The authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”) regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2024 or 2023.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during 2024.

•	Common stocks: Valued at the closing price reported on the U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	American depositary receipts (ADRs): Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

•	Preferred stocks: Valued at the closing price reported on U.S. active markets on which the individual securities are traded (Level 1 inputs).

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

•

Collective trust funds: The fair values of participation units held in collective trusts are based on the Net Asset Value (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted daily and are executed at NAV as a practical expedient. The objective of the SSGA Short Term Investment Fund (value of $3,506,358 at December 31, 2024 and $4,483,972 at December 31, 2023) is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The fund is invested in corporate bonds & notes, U.S. government agency obligations, short term instruments, and repurchase agreements. Units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV, the fund trustee has the sole discretion to direct that the units be issued or redeemed at the fair value-based NAV until the disparity is deemed to be immaterial.

•

Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2024:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$339,649,785	$—	$—	$339,649,785
Common stocks-other than Plan sponsor stock	280,317,600	—	—	280,317,600
American depositary receipts (ADRs)	6,026,309	—	—	6,026,309
Collective trust funds	—	—	2,118,884,192	2,118,884,192
Mutual funds	197,609,176	—	—	197,609,176

Total assets reported at fair value	$823,602,870	$—	$2,118,884,192	$2,942,487,062

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2023:

	Quoted Prices	Significant	Measured
	In Active	Other	at Net Asset
	Markets for	Observable	Value as a
	Identified Assets	Inputs	Practical
	(Level 1)	(Level 2)	Expedient (a)	Total
Assets
Common stocks-Plan sponsor stock	$288,332,049	$—	$—	$288,332,049
Common stocks-other than Plan sponsor stock	344,927,850	—	—	344,927,850
American depositary receipts (ADRs)	9,241,304	—	—	9,241,304
Preferred stocks	191,406	—	—	191,406
Collective trust funds	—	—	1,820,750,969	1,820,750,969
Mutual funds	196,936,553	—	—	196,936,553

Total assets reported at fair value	$839,629,162	$—	$1,820,750,969	$2,660,380,131

(a)

In accordance with accounting guidance, certain investments measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately managed stable value account that is managed by Galliard Capital Management. The separately managed account holds (1) an investment in the Short-Term Investment Fund II (SEI Trust Company sponsored CIT), and (2) a portfolio of investment contracts, valued at $232,921,178 and $279,508,796 at December 31, 2024 and 2023, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and less administrative expenses.

The investment contracts (also referred to herein as “wrapper contracts”) are issued by the following insurance companies (also referred to herein as “contract issuer(s)”):

•	American General Life Insurance Company (“AGL”)

•	Transamerica Life Insurance Company (“Transamerica”)

•	Voya Retirement Insurance and Annuity Company (“Voya”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Tower Life Insurance Company (“Met Life”)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

As of December 31, 2024 and 2023, the underlying investments of the AGL, Mass Mutual, Transamerica, Voya, and Met Life contracts are holdings in collective trust funds. The investment contracts include wrapper contracts, which are agreements for the contract issuer to make payments to the Plan under certain circumstances. The wrapper contracts typically include certain conditions and limitations on the underlying assets owned by the Plan. The wrapper contracts are designed to accrue interest based on crediting rates calculated under the terms of the wrapper contracts, and also provide a guarantee that the crediting rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance are passed through to the Plan through adjustments to future wrapper contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value of the underlying assets and the contract value. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals may be paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the stable value account, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•

the redemption of all or a portion of the stable value account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the stable value account or participating plans;

•	the delivery of any communication to Participants designed to influence a Participant’s decision to stop investing in this investment option; and

•	the addition of an Asset Allocation or Managed Account service without prior approval of the contract issuer, or a material change in such service.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

No events are probable of occurring that might limit the ability of the Plan to transact at contract value on behalf of the Participants.

These investment contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the investment contract if the contract value or the fair value of the underlying portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination and termination was caused by certain events including fraud or misconduct related to the investment contracts, such as material misrepresentations. In addition, if the Plan defaults in its obligations under the investment contract (including the contract issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the investment contract, then the investment contract may be terminated by the contract issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2024, the Plan held 3,810,296 shares of Company common stock with a cost and fair value of $197,643,166 and $339,649,785, respectively. During 2024, the Plan purchased 147,522 shares at a cost of $11,485,245 and sold 323,016 shares valued at $25,646,132.

At December 31, 2023, the Plan held 3,985,790 shares of Company common stock with a cost and fair value of $202,713,109 and $288,332,049, respectively. During 2023, the Plan purchased 175,814 shares at a cost of $13,887,962 and sold 215,245 shares valued at $17,904,146.

For the year ended December 31, 2024, dividend income and realized gains from the sale of Company common stock was $10,391,016 and $9,090,944, respectively. For the year ended December 31, 2023, dividend income and realized gains from the sale of Company common stock was $10,013,775 and $7,105,414, respectively.

At December 31, 2024 and 2023, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping, trust services, and advisory services were $1,390,801 and $1,449,642 for the years ended December 31, 2024 and 2023, respectively.

Fees paid to and investments issued by various Plan investment managers or affiliates of Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2024 and 2023:

	2024	2023
Net assets available for benefits per the financial statements	$3,219,775,473	$2,984,603,447
Amounts allocated to deemed distributions of notes receivable from Participants	(2,180,524)	(2,257,271)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(16,016,470)	(18,337,058)

Net assets available for benefits per the Form 5500	$3,201,578,479	$2,964,009,118

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2024:

Net increase in net assets available for benefits per the financial statements	$235,172,026
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(16,016,470)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	18,337,058
Net decrease in defaulted notes receivable from Participants	240,563
Interest income of defaulted notes receivable from Participants	(163,816)

Total net income per the Form 5500	$237,569,361

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

7.	Federal Income Tax Status

The Company obtained a determination letter dated January 12, 2018, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving this determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2021.

8.	Subsequent Events

There were no subsequent events identified through June 25, 2025, the date the financial statements were issued.

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund		$3,506,358.00

	Total Interest-bearing Cash			3,506,358.00

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund		106,033,334.60
*	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund		60,113,283.92
*	Pacific Investment Management Company	PIMCO Income Institutional Fund		26,377,371.27
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio		5,085,185.77

	Total Mutual Funds			197,609,175.56

	Collective Investment Trusts
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund W		127,394,935.95
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund W		138,598,936.25
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund W		112,467,407.69
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund W		120,308,242.13
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund W		136,138,276.05
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund W		135,566,831.06
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund W		98,172,536.17
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund W		46,086,051.54
*	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2065 Fund W		15,772,368.52
*	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund F		500,616,975.14
*	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Index Fund F		173,057,863.81
*	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund F		89,942,159.63
*	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund F		31,455,070.46
*	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M		19,691,797.59
*	SEI Trust Company	Galliard Short Core Fund F		87,978,323.00
*	SEI Trust Company	Galliard Intermediate Core Fund L		128,926,385.00
*	SEI Trust Company	Short-Term Investment Fund II		9,027,737.00
*	Boston Partners Trust Company	Boston Partners Large Cap Value Equity Fund E		123,119,255.30
*	Hand Benefits and Trust Company	Snyder Capital Small/Mid Cap Value Fund R1		56,414,960.09
*	Wellington Management Company LLP	Wellington CIF II Core Bond Plus Portfolio		78,880,866.55
*	Lyrical Asset Management, L.P.	Lyrical US Value Equity CIT - Class C		102,665,562.59

	Total Collective Investment Trusts			2,332,282,541.52

	Common Stocks
*	AMEREN CORPORATION	3,810,296 Shares		339,649,785.44
	ABBOTT LABORATORIES	5,626.0000 Shares		636,356.86
	ADOBE INC	3,483.0000 Shares		1,548,820.44
	ADVANCED MICRO DEVICES INC	12,578.0000 Shares		1,519,296.62
	AIRBNB INC CLASS A	9,190.0000 Shares		1,207,657.90
	ALPHABET INC CL C	15,674.0000 Shares		2,984,956.56
	ALPHABET INC CL A	15,801.0000 Shares		2,991,129.30
	AMAZON.COM INC	43,238.0000 Shares		9,485,984.82
	ANALOG DEVICES INC	5,380.0000 Shares		1,143,034.80
	APPLE INC	29,914.0000 Shares		7,491,063.88
	APPLOVIN CORP	1,212.0000 Shares		392,481.96
	BOEING CO	7,376.0000 Shares		1,305,552.00
	BROADCOM INC	23,574.0000 Shares		5,465,396.16
	CADENCE DESIGN SYSTEMS INC	6,101.0000 Shares		1,833,106.46
	COSTCO WHOLESALE CORP	2,696.0000 Shares		2,470,263.92
	CROWDSTRIKE HOLDINGS INC	4,016.0000 Shares		1,374,114.56
	DATADOG INC CL A	7,723.0000 Shares		1,103,539.47
	DEXCOM INC	9,446.0000 Shares		734,615.42
	DISNEY (WALT) CO	18,122.0000 Shares		2,017,884.70
	EDWARDS LIFESCIENCES CORP	8,521.0000 Shares		630,809.63
	META PLATFORMS INC CL A	11,531.0000 Shares		6,751,515.81

(d) cost: Investment is participant directed, therefore historical cost is not required.

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	GE AEROSPACE	5,403.0000 Shares		901,166.37
	GOLDMAN SACHS GROUP INC	1,071.0000 Shares		613,276.02
	HILTON WORLDWIDE HOLDINGS INC	3,988.0000 Shares		985,674.08
	HOME DEPOT INC	4,482.0000 Shares		1,743,453.18
	INTUITIVE SURGICAL INC	2,512.0000 Shares		1,311,163.52
	KEYSIGHT TECHNOLOGIES INC	7,471.0000 Shares		1,200,066.73
	ELI LILLY & CO	3,906.0000 Shares		3,015,432.00
	MARRIOTT INTERNATIONAL INC A	2,940.0000 Shares		820,083.60
	MASTERCARD INC CL A	5,559.0000 Shares		2,927,202.63
	MERCADOLIBRE INC	860.0000 Shares		1,462,378.40
	MICROSOFT CORP	15,849.0000 Shares		6,680,353.50
	MOODYS CORP	2,812.0000 Shares		1,331,116.44
	NETFLIX INC	5,115.0000 Shares		4,559,101.80
	NVIDIA CORP	80,139.0000 Shares		10,761,866.31
	O’REILLY AUTOMOTIVE INC	1,034.0000 Shares		1,226,117.20
	PALO ALTO NETWORKS INC	4,628.0000 Shares		842,110.88
	PROGRESSIVE CORP OHIO	5,184.0000 Shares		1,242,138.24
	SALESFORCE INC	5,931.0000 Shares		1,982,911.23
	SERVICENOW INC	1,878.0000 Shares		1,990,905.36
	SNOWFLAKE INC CL A	6,529.0000 Shares		1,008,142.89
	TJX COMPANIES INC NEW	8,371.0000 Shares		1,011,300.51
	TESLA INC	9,361.0000 Shares		3,780,346.24
	TRADE DESK INC	13,317.0000 Shares		1,565,147.01
	UBER TECHNOLOGIES INC	23,395.0000 Shares		1,411,186.40
	VERTEX PHARMACEUTICALS INC	4,135.0000 Shares		1,665,164.50
	VERTIV HOLDINGS CO	8,105.0000 Shares		920,809.05
	VISA INC CL A	9,730.0000 Shares		3,075,069.20
	WALMART INC	24,205.0000 Shares		2,186,921.75
	EATON CORP PLC	3,007.0000 Shares		997,933.09
	ADIDAS AG	4,030.0000 Shares		988,515.80
	ASTRAZENECA PLC SPONS ADR	17,907.0000 Shares		1,173,266.64
	NOVO-NORDISK AS CL B ADR	16,998.0000 Shares		1,462,167.96
	ACV AUCTIONS INC CL A	35,186.0000 Shares		760,017.60
	ACADIA HEALTHCARE CO INC	12,564.0000 Shares		498,162.60
	ADVANCED DRAINAGE SYSTEMS INC	4,770.0000 Shares		551,412.00
	AMICUS THERAPEUTICS INC	62,410.0000 Shares		587,902.20
	AVANTOR INC	19,530.0000 Shares		411,497.10
	AZEK CO INC	15,300.0000 Shares		726,291.00
	BALDWIN INSURANCE GROUP INC/THE	13,770.0000 Shares		533,725.20
	BWX TECHNOLOGIES INC	4,846.0000 Shares		539,795.94
	BIO TECHNE CORP	5,680.0000 Shares		409,130.40
	BLUEPRINT MEDICINES CORP	8,290.0000 Shares		723,053.80
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	9,307.0000 Shares		1,031,680.95
	BRINKS CO	7,803.0000 Shares		723,884.31
	BURLINGTON STORES INC	1,770.0000 Shares		504,556.20
	CF INDUSTRIES HOLDINGS INC	9,630.0000 Shares		821,631.60
	CARLYLE GROUP INC (THE)	25,728.0000 Shares		1,299,006.72
	CASELLA WASTE SYS INC CL A	7,970.0000 Shares		843,305.70
	CHART INDUSTRIES INC	3,386.0000 Shares		646,184.24
	CHEMED CORP	2,006.0000 Shares		1,062,778.80
	CHURCHILL DOWNS INC	5,540.0000 Shares		739,811.60
	CLEARWATER ANALYTICS HOLDINGS INC	34,693.0000 Shares		954,751.36
	COGNEX CORP	23,620.0000 Shares		847,013.20
	CONFLUENT INC	39,650.0000 Shares		1,108,614.00
	CAMECO CORP	11,529.0000 Shares		592,475.31
	CURTISS WRIGHT CORPORATION	1,610.0000 Shares		571,340.70
	EVEREST GROUP LTD	2,433.0000 Shares		881,865.18
	DOXIMITY INC	22,321.0000 Shares		1,191,718.19

(d) cost: Investment is participant directed, therefore historical cost is not required.

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	DYNATRACE INC	20,771.0000 Shares		1,128,903.85
	ELF BEAUTY INC	9,560.0000 Shares		1,200,258.00
	EAGLE MATERIALS INC	1,800.0000 Shares		444,168.00
	ENCOMPASS HEALTH CORP	6,775.0000 Shares		625,671.25
	EPAM SYSTEMS INC	3,010.0000 Shares		703,798.20
	EVOLENT HEALTH INC A	25,460.0000 Shares		286,425.00
	EXACT SCIENCES CORP	13,680.0000 Shares		768,679.20
	EXLSERVICE HOLDINGS INC	21,670.0000 Shares		961,714.60
	FLYWIRE CORP	43,710.0000 Shares		901,300.20
	FOX FACTORY HOLDING CORP	9,372.0000 Shares		283,690.44
	FRESHPET INC	4,537.0000 Shares		671,975.07
	GLAUKOS CORP	4,130.0000 Shares		619,252.20
	GLOBUS MEDICAL INC	4,310.0000 Shares		356,480.10
	GUIDEWIRE SOFTWARE INC	3,269.0000 Shares		551,088.02
	INSMED INC	9,423.0000 Shares		650,563.92
	INSPIRE MEDICAL SYSTEMS INC	3,707.0000 Shares		687,203.66
	INSULET CORP	3,018.0000 Shares		787,909.26
	KOSMOS ENERGY LTD	95,038.0000 Shares		325,029.96
	LANCASTER COLONY CORP	3,354.0000 Shares		580,711.56
	LATTICE SEMICONDUCTOR CORP	7,000.0000 Shares		396,550.00
	LOUISIANA PACIFIC CORP	4,460.0000 Shares		461,833.00
	MADRIGAL PHARMACEUTICALS INC	1,460.0000 Shares		450,512.20
	MANHATTAN ASSOCIATES INC	3,540.0000 Shares		956,649.60
	MERCURY SYSTEMS INC	22,213.0000 Shares		932,946.00
	MERIT MEDICAL SYSTEMS INC	490.0000 Shares		47,392.80
	MUELLER INDUSTRIES INC	11,490.0000 Shares		911,846.40
	NEOGEN CORP	53,990.0000 Shares		655,438.60
	NEW FORTRESS ENERGY INC	56,117.0000 Shares		848,489.04
	NOVANTA INC	3,810.0000 Shares		582,053.70
	PARSONS CORP	3,450.0000 Shares		318,262.50
	PENUMBRA INC	3,044.0000 Shares		722,889.12
	PLANET FITNESS INC CL A	8,250.0000 Shares		815,677.50
	POOL CORP	2,460.0000 Shares		838,712.40
	PRIMO BRANDS CORP A	42,210.0000 Shares		1,298,801.70
	PURE STORAGE INC CL A	12,020.0000 Shares		738,388.60
	Q2 HOLDINGS INC	8,150.0000 Shares		820,297.50
	RANGE RESOURCES CORP	8,300.0000 Shares		298,634.00
	REGAL REXNORD CORP	4,320.0000 Shares		670,161.60
	REVOLVE GROUP INC	12,917.0000 Shares		432,590.33
	STRIDE INC	9,820.0000 Shares		1,020,592.60
	TPG INC	9,733.0000 Shares		611,621.72
	TALEN ENERGY CORP	5,590.0000 Shares		1,126,217.30
	TENABLE HOLDINGS INC	13,510.0000 Shares		532,023.80
	TWIST BIOSCIENCE CORP	10,793.0000 Shares		501,550.71
	VARONIS SYSTEMS INC	8,160.0000 Shares		362,548.80
	WESTERN ALLIANCE BANCORP	7,324.0000 Shares		611,846.96
	WILLSCOT HOLDINGS CORP	18,930.0000 Shares		633,208.50
	WHITECAP RESOURCES INC	91,930.0000 Shares		651,783.70
	NVENT ELECTRIC PLC	11,560.0000 Shares		787,929.60
	FIRSTSERVICE CORP	2,525.0000 Shares		457,075.50
	CREDO TECHNOLOGY GROUP HOLDING LTD	6,581.0000 Shares		442,309.01
	FTAI AVIATION LTD	4,730.0000 Shares		681,309.20
	SHARKNINJA INC	11,320.0000 Shares		1,102,115.20
	ABIOMED INC CVR	2,179.0000 Shares		4,706.64
	NICE LTD SPON ADR	4,003.0000 Shares		679,869.52
	AGNC INVESTMENT CORP	29,945.0000 Shares		275,793.45
	AZZ INC	3,216.0000 Shares		263,454.72
	ABERCROMBIE & FITCH CO CL A	2,446.0000 Shares		365,603.62

(d) cost: Investment is participant directed, therefore historical cost is not required.

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	ACADEMY SPORTS & OUTDOORS INC	5,313.0000 Shares		305,656.89
	ACUITY BRANDS INC	1,215.0000 Shares		354,937.95
	ADTALEM GLOBAL EDUCATION INC	4,358.0000 Shares		395,924.30
	ALLISON TRANSMISSION HLDGS INC	5,758.0000 Shares		622,209.48
	AMERICOLD REALTY TRUST	10,572.0000 Shares		226,240.80
	AMPHASTAR PHARMACEUTICALS INC	4,807.0000 Shares		178,483.91
	ARCHROCK INC	13,746.0000 Shares		342,137.94
	ARES CAPITAL CORP	14,376.0000 Shares		314,690.64
	ARROW ELECTRONICS INC	2,954.0000 Shares		334,156.48
	ASHLAND INC	2,348.0000 Shares		167,788.08
	ASSURANT INC	1,123.0000 Shares		239,446.06
	ATMUS FILTRATION TECHNOLOGIES INC	7,481.0000 Shares		293,105.58
	AVANTOR INC	14,613.0000 Shares		307,895.91
	AVNET INC	4,678.0000 Shares		244,752.96
	AXCELIS TECHNOLOGIES INC	3,116.0000 Shares		217,714.92
	AXOS FINANCIAL INC	4,661.0000 Shares		325,570.85
	BJS WHSL CLUB HLDGS INC	3,361.0000 Shares		300,305.35
	BEACON ROOFING SUPPLY INC	8,742.0000 Shares		888,012.36
	BEAZER HOMES USA INC	6,270.0000 Shares		172,174.20
	BELLRING BRANDS INC	3,172.0000 Shares		238,978.48
	BGC GROUP INC A	35,181.0000 Shares		318,739.86
	BOYD GAMING CORP	7,058.0000 Shares		511,987.32
	BRADY CORPORATION CL A	3,794.0000 Shares		280,186.90
	BRINKS CO	4,238.0000 Shares		393,159.26
	BUILDERS FIRSTSOURCE	3,585.0000 Shares		512,404.05
	CACTUS INC CL A	2,979.0000 Shares		173,854.44
	CADENCE BANK	7,817.0000 Shares		269,295.65
	CARLISLE COS INC	628.0000 Shares		231,631.52
	CARS.COM INC	24,751.0000 Shares		428,934.83
	CATALYST PHARMACEUTICALS INC	10,752.0000 Shares		224,394.24
	CHAMPIONX CORP	8,807.0000 Shares		239,462.33
	CHEMED CORP	569.0000 Shares		301,456.20
	COCA COLA CONSOLIDATED INC	281.0000 Shares		354,057.19
	COLUMBIA BANKING SYSTEMS INC	13,512.0000 Shares		364,959.12
	COMMERCIAL METALS CO	4,985.0000 Shares		247,256.00
	CONCENTRIX CORP	5,832.0000 Shares		252,350.64
	CHECK POINT SOFTWARE TECHS LTD	2,943.0000 Shares		549,458.10
	CORPAY INC	849.0000 Shares		287,318.58
	CROCS INC	2,053.0000 Shares		224,865.09
	CURTISS WRIGHT CORPORATION	1,858.0000 Shares		659,348.46
	WHITE MOUNTAINS INS GROUP LTD	130.0000 Shares		252,857.80
	FLEX LTD	17,924.0000 Shares		688,102.36
	DAVITA INC	2,489.0000 Shares		372,229.95
	EVEREST GROUP LTD	905.0000 Shares		328,026.30
	METHANEX CORP	9,283.0000 Shares		463,593.02
	AXIS CAPITAL HOLDINGS LTD	4,865.0000 Shares		431,136.30
	RENAISSANCERE HLDGS LTD	2,157.0000 Shares		536,683.17
	EAST WEST BANCORP INC	7,629.0000 Shares		730,553.04
	ECOVYST INC	25,553.0000 Shares		195,224.92
	ELEMENT SOLUTIONS INC	10,928.0000 Shares		277,899.04
	EMCOR GROUP INC	1,725.0000 Shares		782,977.50
	ENACT HOLDINGS INC	8,866.0000 Shares		287,081.08
	ENERSYS INC	5,559.0000 Shares		513,818.37
	ESSEX PROPERTY TRUST INC	696.0000 Shares		198,666.24
	EVERCORE INC A	2,218.0000 Shares		614,807.42
	EVOLENT HEALTH INC A	27,819.0000 Shares		312,963.75
	FMC CORP NEW	4,581.0000 Shares		222,682.41
	FTI CONSULTING INC	1,814.0000 Shares		346,709.82

(d) cost: Investment is participant directed, therefore historical cost is not required.

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	FEDERAL AGRI MTG NON VTG CL C	2,694.0000 Shares		530,583.30
	FIRST ADVANTAGE CORP	23,169.0000 Shares		433,955.37
	FIRST AMERICAN FINANCIAL CORP	5,730.0000 Shares		357,781.20
	FIRST INDUSTRIAL REALTY TRUST	4,206.0000 Shares		210,846.78
	FIRSTCASH HOLDINGS INC	6,353.0000 Shares		658,170.80
	FRONTDOOR INC	11,643.0000 Shares		636,522.81
	GAP INC	13,345.0000 Shares		315,342.35
	GRAND CANYON EDUCATION INC	4,196.0000 Shares		687,304.80
	GRANITE CONSTRUCTION INC	5,436.0000 Shares		476,791.56
	GRIFFON CORP	4,154.0000 Shares		296,055.58
	HAEMONETICS CORP MASS	4,996.0000 Shares		390,087.68
	HALOZYME THERAPEUTICS INC	3,910.0000 Shares		186,937.10
	HANCOCK WHITNEY CORP	6,734.0000 Shares		368,484.48
	HERITAGE COMMERCE CORP	15,969.0000 Shares		149,789.22
	HOME BANCSHARES INC	10,715.0000 Shares		303,234.50
	HURON CONSULTING GROUP INC	2,496.0000 Shares		310,152.96
	INGREDION INC	2,136.0000 Shares		293,828.16
	INSTALLED BUILDING PRODUCTS INC	982.0000 Shares		172,095.50
	INTERDIGITAL INC	3,251.0000 Shares		629,783.72
	JEFFERIES FINANCIAL GROUP INC	4,709.0000 Shares		369,185.60
	KBR INC	4,094.0000 Shares		237,165.42
	KELLY SERVICES INC CL A	20,307.0000 Shares		283,079.58
	KEMPER CORP	4,502.0000 Shares		299,112.88
	KIMCO REALTY CORPORATION	14,905.0000 Shares		349,224.15
	KNIFE RIVER HOLDING CO W/I	2,470.0000 Shares		251,050.80
	LPL FINL HLDGS INC	1,238.0000 Shares		404,219.38
	LAMAR ADVERTISING CO CL A	2,054.0000 Shares		250,053.96
	LANTHEUS HLDGS INC	3,444.0000 Shares		308,100.24
	LAUREATE EDUCATION INC	17,828.0000 Shares		326,074.12
	LITHIA MOTORS INC CL A	1,638.0000 Shares		585,470.34
	STEVEN MADDEN LTD	4,413.0000 Shares		187,640.76
	MAGNITE INC	51,145.0000 Shares		814,228.40
	MASCO CORPORATION	3,745.0000 Shares		271,774.65
	MATSON INC	1,886.0000 Shares		254,308.24
	PEDIATRIX MEDICAL GROUP INC	19,344.0000 Shares		253,793.28
	MERITAGE HOMES CORP	2,458.0000 Shares		378,089.56
	MOLINA HEALTHCARE INC	1,294.0000 Shares		376,618.70
	MOSAIC CO NEW	11,621.0000 Shares		285,644.18
	NETAPP INC	2,070.0000 Shares		240,285.60
	NEXSTAR MEDIA GROUP INC	2,525.0000 Shares		398,874.25
	NISOURCE INC	8,606.0000 Shares		316,356.56
	GEN DIGITAL INC	19,718.0000 Shares		539,878.84
	OLD NATIONAL BANCORP (IND)	16,790.0000 Shares		364,426.95
	BLUE OWL CAPITAL CORP	24,197.0000 Shares		365,858.64
	PEAPACK GLADSTONE FINL CORP	7,058.0000 Shares		226,208.90
	PENNYMAC FINANCIAL SERVICES INC	5,195.0000 Shares		530,617.30
	PERFORMANCE FOOD GROUP CO	2,722.0000 Shares		230,145.10
	PINNACLE FINL PARTNERS INC	2,782.0000 Shares		318,232.98
	PREFERRED BANK LOS ANGELES	4,162.0000 Shares		359,513.56
	PRIMO BRANDS CORP A	11,453.0000 Shares		352,408.81
	QORVO INC	3,863.0000 Shares		270,139.59
	RESIDEO TECHNOLOGIES INC	11,080.0000 Shares		255,394.00
	SLM CORP	34,068.0000 Shares		939,595.44
	SS&C TECHNOLOGIES HOLDINGS INC	4,792.0000 Shares		363,137.76
	SELECT WATER SOLUTIONS INC CL A	15,088.0000 Shares		199,765.12
	SHIFT4 PAYMENTS INC	6,499.0000 Shares		674,466.22
	SIMPLY GOOD FOODS CO	12,366.0000 Shares		482,026.68
	SIX FLAGS ENTERTAINMENT CORP	6,849.0000 Shares		330,053.31

(d) cost: Investment is participant directed, therefore historical cost is not required.

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	SKECHERS USA INC CL A	4,764.0000 Shares		320,331.36
	SOUTHSTATE CORP	2,932.0000 Shares		291,675.36
	STERLING INFRASTRUCTURE INC	1,709.0000 Shares		287,881.05
	TD SYNNEX CORP	4,651.0000 Shares		545,469.28
	TKO GROUP HOLDINGS INC	2,207.0000 Shares		313,636.77
	TALEN ENERGY CORP	1,461.0000 Shares		294,347.67
	TAYLOR MORRISON HOME CORP	6,353.0000 Shares		388,867.13
	TEGNA INC	21,096.0000 Shares		385,845.84
	TEXTRON INC	3,116.0000 Shares		238,342.84
	TRINET GROUP INC	2,013.0000 Shares		182,720.01
	TWILIO INC CLASS A	4,805.0000 Shares		519,324.40
	ULTRA CLEAN HOLDINGS INC	8,637.0000 Shares		310,500.15
	US FOODS HOLDING CORP	9,296.0000 Shares		627,108.16
	UNIVERSAL HEALTH SVCS INC CL B	1,249.0000 Shares		224,095.58
	VALMONT INDUSTRIES INC	1,324.0000 Shares		406,031.08
	VIPER ENERGY INC	13,729.0000 Shares		673,682.03
	VOYA FINANCIAL INC	7,932.0000 Shares		545,959.56
	WESTERN ALLIANCE BANCORP	7,803.0000 Shares		651,862.62
	WINTRUST FINANCIAL CORP	5,072.0000 Shares		632,529.12
	WORLD KINECT CORP	12,504.0000 Shares		343,985.04
	ZIONS BANCORP	7,819.0000 Shares		424,180.75
	ASSURED GUARANTY LTD	8,355.0000 Shares		752,033.55
	ICON PLC	1,611.0000 Shares		337,842.81
	TECHNIPFMC PLC	11,562.0000 Shares		334,604.28
	SENSATA TECHNOLOGIES HOLDING PLC	13,645.0000 Shares		373,873.00
	ESSENT GROUP LTD	8,491.0000 Shares		462,250.04
	ELDORADO GOLD CORP	17,676.0000 Shares		262,842.12
	WEATHERFORD INTERNATIONAL PLC	4,938.0000 Shares		353,708.94
	NOMAD FOODS LTD	16,847.0000 Shares		282,692.66
	SHARKNINJA INC	4,916.0000 Shares		478,621.76
	AAON INC	4,420.0000 Shares		520,145.60
	ALLEGRO MICROSYSTEMS INC	27,660.0000 Shares		604,647.60
	AVERY DENNISON CORP	4,490.0000 Shares		840,213.70
	AXON ENTERPRISE INC	1,970.0000 Shares		1,170,810.40
	BIO RAD LABS CL A	1,740.0000 Shares		571,607.40
	BLUE OWL CAPITAL INC A	51,740.0000 Shares		1,203,472.40
	BRIGHT HORIZONS FAMILY SOLUTIONS INC	8,080.0000 Shares		895,668.00
	CASELLA WASTE SYS INC CL A	5,470.0000 Shares		578,780.70
	CHURCHILL DOWNS INC	4,680.0000 Shares		624,967.20
	COMFORT SYSTEMS USA INC	4,890.0000 Shares		2,073,653.40
	CYTOKINETICS INC	7,020.0000 Shares		330,220.80
	FLEX LTD	20,660.0000 Shares		793,137.40
	DESCARTES SYS GROUP INC	7,340.0000 Shares		833,824.00
	DYNATRACE INC	15,350.0000 Shares		834,272.50
	ELF BEAUTY INC	2,610.0000 Shares		327,685.50
	EAST WEST BANCORP INC	2,930.0000 Shares		280,576.80
	EXTREME NETWORKS INC	18,130.0000 Shares		303,496.20
	FLYWIRE CORP	41,270.0000 Shares		850,987.40
	GLAUKOS CORP	4,900.0000 Shares		734,706.00
	IDEX CORPORATION	4,260.0000 Shares		891,575.40
	INSMED INC	4,320.0000 Shares		298,252.80
	INSULET CORP	4,180.0000 Shares		1,091,272.60
	INTRA-CELLULAR THERAPIES INC	7,800.0000 Shares		651,456.00
	KEYCORP	29,530.0000 Shares		506,144.20
	KINSALE CAPITAL GROUP INC	1,500.0000 Shares		697,695.00
	KYNDRYL HOLDINGS INC	30,610.0000 Shares		1,059,106.00
	LPL FINL HLDGS INC	4,670.0000 Shares		1,524,801.70
	LANTHEUS HLDGS INC	8,760.0000 Shares		783,669.60

(d) cost: Investment is participant directed, therefore historical cost is not required.

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,		Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value	Cost	value
	LINCOLN ELECTRIC HLDGS INC	2,865.0000 Shares		537,101.55
	M/I HOMES INC	3,570.0000 Shares		474,631.50
	MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC	6,990.0000 Shares		908,070.90
	MASIMO CORP	4,940.0000 Shares		816,582.00
	NATERA INC	4,300.0000 Shares		680,690.00
	OKTA INC CL A	7,030.0000 Shares		553,964.00
	OPTION CARE HEALTH INC	47,730.0000 Shares		1,107,336.00
	PTC INC	4,140.0000 Shares		761,221.80
	PERMIAN RESOURCES CORP CL A	62,110.0000 Shares		893,141.80
	PROCEPT BIOROBOTICS CORP	3,700.0000 Shares		297,924.00
	PURE STORAGE INC CL A	9,290.0000 Shares		570,684.70
	RED ROCK RESORTS INC	16,630.0000 Shares		768,971.20
	REGAL REXNORD CORP	4,830.0000 Shares		749,277.90
	ROCKET LAB USA INC-A	11,640.0000 Shares		296,470.80
	ROCKET PHARMACEUTICALS INC	28,785.0000 Shares		361,827.45
	ROKU INC CLASS A	13,350.0000 Shares		992,439.00
	RYAN SPECIALTY HOLDINGS INC	8,130.0000 Shares		521,620.80
	SAIA INC	2,202.0000 Shares		1,003,517.46
	SAMSARA INC	21,580.0000 Shares		942,830.20
	SENTINELONE INC	39,910.0000 Shares		886,002.00
	SHIFT4 PAYMENTS INC	9,620.0000 Shares		998,363.60
	SOLENO THERAPEUTICS INC	3,980.0000 Shares		178,901.00
	TALEN ENERGY CORP	2,400.0000 Shares		483,528.00
	TAPESTRY INC	27,640.0000 Shares		1,805,721.20
	TEXAS ROADHOUSE INC	4,510.0000 Shares		813,739.30
	TOLL BROTHERS INC	4,850.0000 Shares		610,857.50
	TRADEWEB MARKETS INC A	6,870.0000 Shares		899,420.40
	TRANSUNION	10,080.0000 Shares		934,516.80
	TWILIO INC CLASS A	8,770.0000 Shares		947,861.60
	VEECO INSTRUMENT	19,410.0000 Shares		520,188.00
	VAXCYTE INC	12,110.0000 Shares		991,324.60
	VERTIV HOLDINGS CO	8,590.0000 Shares		975,909.90
	WILLSCOT HOLDINGS CORP	17,645.0000 Shares		590,225.25
	WINGSTOP INC	2,600.0000 Shares		738,920.00
	XENON PHARMACEUTICALS INC	4,860.0000 Shares		190,512.00
	FABRINET	2,310.0000 Shares		507,922.80
	TECHNIPFMC PLC	23,150.0000 Shares		669,961.00
	FTAI AVIATION LTD	11,360.0000 Shares		1,636,294.40
	MONDAY.COM LTD	4,080.0000 Shares		960,595.20
	SHARKNINJA INC	9,530.0000 Shares		927,840.80
	MERUS B.V.	3,920.0000 Shares		164,836.00
	ASCENDIS PHARMA AS SPON ADR	14,330.0000 Shares		1,972,811.10
	BICYCLE THERAPEUTICS LTD ADR	7,730.0000 Shares		108,220.00
	LEGEND BIOTECH CORP SPON ADR	19,360.0000 Shares		629,974.40

	Total Common Stocks			625,993,695.07

	Notes Receivable
* / **	Participants	Participant Loans		37,530,460.14

				3,196,922,230.29

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through December 2033.

(d) cost: Investment is participant directed, therefore historical cost is not required.

7

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN ADMINISTRATIVE COMMITTEE
(Administrator)

By:	/s/ Rupinder Budhan
Rupinder Budhan
Member of the Administrative Committee

June 25, 2025

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm